Exhibit 99.28
NEWS RELEASE
FOR IMMEDIATE RELEASE:
December 15, 2010
STUDENT TRANSPORTATION ANNOUNCES CONVERSION OF NOTES
Noteholders Convert to Common Shares, Lowers debt, Signal Confidence
BARRIE, ON (December 15, 2010) — Student Transportation Inc. (TSX: STB) this week announced it has received the first exercise notices from noteholders to convert unsecured convertible debentures to common shares reducing the Company’s debt by $1.8 million. The initial $45 million debentures were offered on October 26, 2009, bear an effective interest rate of 7.5 per cent. They are convertible at $5.15 per share and mature on October 31, 2014.
“With a conversion price of $5.15 per common share, these noteholders will see a significant dividend yield of approximately 10 per cent,” said Denis J Gallagher, Chief Executive Officer. “These conversions signal investor confidence in our consistent dividend, our stable long-term contracts, and our strategic plan for continued growth. I believe investors who look at a total return calculation will recognize that the “eligible dividend” has more favourable tax treatment than interest. Since the debenture offering, our common share price has increased to a high of $6.16 earlier this month from $4.58. In addition, three new accretive acquisition Letters of Intent, announced this month, add to the security of the cash flows and the dividend. We fully expect to receive additional exercise notices.”
Gallagher also said the Company continues to prepare for a dual listing of its common shares on the NASDAQ. “U.S. investors are looking for companies with simple business plans and stable dividends. Our main listing will continue to be on the TSX where we have had great access to the capital markets. I will be asking the Board to approve targeting a late Spring 2011 listing on the NASDAQ or at the beginning of July, which is the start of our new fiscal year at the latest. The U.S. listing creates access to a larger shareholder base and allows U.S. institutional and retail investors to trade shares more easily and with greater liquidity,” he said.
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About Student Transportation
Founded in 1997, Student Transportation Inc. (ST) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. ST’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, ST’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute ST’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect ST’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of ST to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what ST believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and ST assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: ir@rideSTA.com
Website: www.rideSTA.com